UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month March 2020

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .                       .

Grifols, S.A.

TABLE OF CONTENTS

Item	Sequential Page Number

1. Press Release dated March 27, 2020	3
2. Inside Information dated March 27, 2020	8

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

Grifols and Shanghai RAAS close their strategic alliance in China

•	Grifols controls a 26.20% stake in Shanghai RAAS (economic and voting rights) in exchange for a non-majority share on behalf of Shanghai RAAS (45% economic rights and 40% voting rights) in Grifols’ subsidiary, Grifols Diagnostic Solutions (GDS)

•	Over the past 35 years, Grifols has increasingly expanded its presence in China, which is currently the company’s third-largest sales market

•	This transaction represents a unique opportunity for Grifols to reinforce its global expansion strategy and commercial presence in China, one of the fastest-growing markets for plasma-derived products and transfusion diagnostic solutions

•	This transaction is the first share swap made in China with shares of a foreign company and a non-state-controlled Chinese listed company

Barcelona, March 27, 2020.- Grifols (MCE:GRF, MCE:GRF.P, NASDAQ:GRFS), a global healthcare company with a track record of more than 100 years dedicated to enhancing people’s health and well-being and a recognized leader in plasma medicines, transfusion diagnostics and pharmaceutical specialties for hospital use, and Shanghai RAAS Blood Products Co. Ltd. (002252.SZ), a leading Chinese company in the plasma-derivatives sector, today announced the closing of their strategic alliance in China.

This transaction will increase the production, sale and development of plasma-derived products and the latest transfusion diagnostic solutions in China in adherence with international quality and safety standards.

Grifols and Shanghai RAAS will work together to ensure that all activities related to the collection of plasma and production of plasma-derived medicines comply with the strictest international quality-control mandates by virtue of the “Strategic Alliance Agreement” signed by both companies.

Through the agreement, Shanghai RAAS will also become the exclusive distributor of Grifols’ plasma products and transfusion diagnostics in China.

For Grifols, the agreement offers an opportunity to bolster its international expansion and build on its long-term, sustainable growth.

With sales offices in Shanghai and Beijing, Grifols has operated in the Chinese market since the 1980s. In 2019, the company had a total of 28 registered products: five Bioscience Division products and 23 Diagnostic Division products, of which eight are NAT donor-screening solutions utilized for blood and plasma donations and 15 are blood-typing solutions. Grifols will continue its efforts to expand its portfolio of registered products in China over the coming years.

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

At present, China is Grifols’ third-largest sales market . It represents the company’s largest market for albumin and third most important market for the Diagnostic Division, with the highest sales volume of DG-Gel® cards and second-highest sales volume of Procleix® NAT Solutions in APAC.

The Chinese market holds tremendous growth potential for Grifols. Guaranteeing the safety of blood donations and transfusions is a top priority for China as part of its ongoing efforts to reform its healthcare system.

Transaction Summary

Following this transaction, Grifols is now the largest shareholder in Shanghai RAAS while maintaining operating, political and economic control over its subsidiary, Grifols Diagnostic Solutions (GDS). Specifically, Grifols will control a 26.20% stake in Shanghai RAAS’s capital (economic and voting rights) in exchange for a non-majority share in Grifols Diagnostics Solutions (45% economic and 40% voting rights) on behalf of Shanghai RAAS.

Grifols is Shanghai RAAS’ main shareholder, with approximately a 26.20% stake; followed by Creat Group Co. Ltd., with approximately 26.18%; and RAAS China Limited, with approximately 22.78%. The remaining shares are held by institutional investors and minority shareholders.

Based on the current shareholding structure of Shanghai RAAS, Grifols will have three members on the Shanghai RAAS’ Board of Directors, which includes a total of nine members. It will also maintain the right of veto for certain decisions such as share issuance, divestment of major assets, mergers, and bylaw amendments, among others; as well as subscription rights in possible capital increases. Two members of Shanghai RAAS will serve on the board of Grifols Diagnostic Solutions, which includes a total of 5 members.

Under the terms of the transaction, Grifols and Shanghai RAAS have signed an Exclusive Strategic Alliance Agreement that establishes international quality and manufacturing standards. To this end, Grifols will appoint an expert to assess and verify compliance of these standards.

Grifols will receive royalties from Shanghai RAAS for technological support and know-how in the field of bioscience and diagnostic for use in China. Grifols will also provide engineering services on a fee basis. Under the agreement, Shanghai RAAS commits to using Grifols Diagnostic Solutions’ NAT donor-screening technology in its plasma collection operations.

No external financing was required to fund the transaction. It represented the first equity swap transaction in China between a foreign company and a non-state-controlled listed Chinese company.

Grifols retained Osborne Clarke, S.L.P, Proskauer Rose, L.L.P and JunHe L.L.P. as legal advisors. Nomura serves as the lead financial advisor and China International Capital Corporation Ltd. as the financial advisor for PRC affairs.

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

The plasma derivatives and transfusion medicine sector in China

China represents 55% of the global albumin market[1], 10% of immunoglobulin1 (IVIG) and 5% of plasma-derived factor VIII1.

In terms of per capita consumption of albumin, China ranks 8th in the world, with 325 grams per 1,000 population. This level of consumption is similar to other countries including Germany and Canada, where per capita consumptions are significantly higher than the worldwide average of 173 grams per 1,000 population1 . The total volume of albumin in China expanded by 13.3% over 2012-20182.

In the case of IVIG, per capita consumption stands at 19 grams per 1,000 population1, below the worldwide average of 28.4 grams per 1,000 population. Its consumption recorded cumulative growth of 10.4%2 during the 2013-2018 period.

For its part, China’s plasma factor VIII market grew by 24.5% over the 2013-2018 period2. Nevertheless, per capita consumption measured in international units (IU) stood at 0.2 IU per 1,000 population1, whereas the global average stands at 1.9 IU per 1,000 population1.

China currently has 249 operational plasma centers3 which collected 8.4 million liters of plasma in 20184. Shanghai RAAS owns 41 centers (5 of which are under construction) which represent the second largest network of operational plasma centers in China.

In 2018, China represented a market of 14.9 million in NAT blood-donor analyses and
EUR 200 million in in-vitro immunohematology tests6.

1 Grifols Global Plasma Industry Database 2017 (values).

2 Data Sources: Institutes of Food and Drug Control.

3 Source: Report released by listed manufacturers. Updated on Oct. 28, 2019.

4 Sources: Annual report released by listed manufacturers; PPTA; National Health Committee(NHC).

5 Source: National Health Committee (NHC).

6 Source: InterChina survey 2017.

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

Investor contact:

Investor Relations

inversores@grifols.com - investors@grifols.com

Phone number: +34 93 571 02 21

Media contacts:

Raquel Lumbreras Raquel_lumbreras@duomocomunicacion.com Borja Gómez Borja_gomez@duomocomunicacion.com Duomo Comunicación – Grifols Press Office Tel. +34 91 311 92 89 - 91 311 92 90	Brad Pick Grifols Corporate Communications Brad.pick@grifols.com

About Grifols

Grifols is a global healthcare company founded in Barcelona in 1909 committed to improving the health and well-being of people around the world. Its four divisions – Bioscience, Diagnostic, Hospital and Bio Supplies – develop, produce and market innovative solutions and services that are sold in more than 100 countries.

Pioneers in the plasma industry, Grifols operates a growing network of donation centers worldwide. It transforms collected plasma into essential medicines to treat rare, chronic and, at times, life-threatening conditions. As a recognized leader in transfusion medicine, Grifols also offers a comprehensive portfolio of solutions designed to enhance safety from donation to transfusion. In addition, the company supplies tools, information and services that enable hospitals, pharmacies and healthcare professionals to efficiently deliver expert medical care.

Grifols, with more than 24,000 employees in 30 countries, is committed to a sustainable business model that sets the standard for continuous innovation, quality, safety and ethical leadership.

The company’s class A shares are listed on the Spanish Stock Exchange, where they are part of the Ibex-35 (MCE:GRF). Grifols non-voting class B shares are listed on the Mercado Continuo (MCE:GRF.P) and on the U.S. NASDAQ through ADRs (NASDAQ:GRFS).

For more information: www.grifols.com

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

LEGAL DISCLAIMER

The facts and figures contained in this report that do not refer to historical data are “future projections and assumptions”. Words and expressions such as “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “will seek to achieve”, “it is estimated”, “future” and similar expressions, in so far as they relate to the Grifols group, are used to identify future projections and assumptions. These expressions reflect the assumptions, hypotheses, expectations and predictions of the management team at the time of writing this report, and these are subject to a number of factors that mean that the actual results may be materially different. The future results of the Grifols group could be affected by events relating to its own activities, such as a shortage of supplies of raw materials for the manufacture of its products, the appearance of competitor products on the market, or changes to the regulatory framework of the markets in which it operates, among others. At the date of compiling this report, the Grifols group has adopted the necessary measures to mitigate the potential impact of these events. Grifols, S.A. does not accept any obligation to publicly report, revise or update future projections or assumptions to adapt them to events or circumstances subsequent to the date of writing this report, except where expressly required by the applicable legislation. This document does not constitute an offer or invitation to buy or subscribe shares in accordance with the provisions of the following Spanish legislation: Royal Legislative Decree 4/2015, of 23 October, approving recast text of Securities Market Law; Royal Decree Law 5/2005, of 11 March and/or Royal Decree 1310/2005, of 4 November, and any regulations developing this legislation. In addition, this document does not constitute an offer of purchase, sale or exchange, or a request for an offer of purchase, sale or exchange of securities, or a request for any vote or approval in any other jurisdiction. The information included in this document has not been verified nor reviewed by the external auditors of the Grifols group.

Grifols, S.A.

Avinguda de la Generalitat 152-158
08174 Sant Cugat del Vallès
Barcelona - ESPAÑA

Tel. [34] 935 710 500
Fax [34] 935 710 267

www.grifols.com

Pursuant to the provisions of article 226 of the Consolidated Text of the Securities Market Act, approved by the Legislative Royal Decree 4/2015, of 23 October, Grifols, S.A. ("Grifols") hereby informs about the following

INSIDE INFORMATION

Following the Relevant Events dated 13 November 2019, 7 March 2019 and 21 November 2018, Grifols informs that, all legal requirements requested by the People's Republic of China and the United States for the closing of the transaction between Shanghai RAAS Blood Products Co. Ltd. ("SR"), a company listed in the Shenzhen Stock Exchange, and Grifols have been consummated. The shares Grifols so acquires will be listed on Shenzhen Stock Exchange during next week.

Grifols will hold 26.2% voting and economic rights in SR. In exchange, Grifols has contributed 45% economic rights in its US subsidiary, Grifols Diagnostic Solutions Inc. ("GDS"), and 40% voting rights in GDS.

Once the swap of shares has taken place, Grifols will continue to hold 55% economic rights and 60% voting rights in GDS.

The main shareholders in SR will be Grifols with ca. 26.2%, followed by Creat Group Co. Ltd with ca. 26.18% and RAAS China Limited with ca. 22.78%. Other minority and institutional investors will hold the remaining shares.

-	Based on the current shareholding structure of SR, Grifols has the right to nominate three directors in SR and SR has the right to nominate two directors in GDS.

-	Based on the current shareholding structure of SR, Grifols has a veto right on certain decisions such as issue of shares, disposal of major assets, mergers and modification of the articles of association, including anti-dilution clauses to protect Grifols' stake. To this end, reinforced quorum has been included in SR's articles of association.

-	Creat has agreed not to sell its stake in SR to a competitor of Grifols and Grifols will not be able to sell its stake in GDS to any Chinese citizen, legal entity or other organization (except with SR's prior written consent).

Moreover, Grifols and SR have entered into an Exclusive Strategic Alliance Agreement, which sets up the international manufacturing and quality standards SR needs to meet. Grifols will appoint a quality person to provide advice on and follow compliance with such agreed quality standards.

SR will be the exclusive distributor of the bioscience and diagnostic products of Grifols in China.

In exchange of royalties, Grifols will provide technological and know-how support in bioscience and diagnostic fields to SR for use in China. Grifols will also provide engineering services to SR in exchange of fees. SR commits to use GDS NAT technology in its plasma collection businesses.

This transaction reinforces Grifols' sustained growth strategy and long-term vision.

In Barcelona, on 27 March 2020

Nuria Martín Barnés

Secretary to the Board of Directors

Grifols, S.A. – NIF A-58389123 – Registro mercantil de Barcelona: tomo 8620, folio 119, hoja 100509, libro 7864 sección 22, inscripción 12

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  March 27, 2020